UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File No. 001-10635

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
(Full title of the plan)

NIKE, Inc.
(Name of issuer of the securities held pursuant to the plan)
One Bowerman Drive
Beaverton, Oregon 97005
(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of 401(K) Savings and
Profit Sharing Plan for Employees of NIKE, Inc.
Beaverton, Oregon

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of 401(K) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the "Plan") as of May 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended May 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended May 31, 2025 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of May 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of 401(K) Savings and Profit Sharing Plan for Employees of NIKE, Inc financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2023.

New York, New York
November 21, 2025

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Statements of Net Assets Available for Benefits
May 31, 2025 and 2024

	2025	2024
ASSETS
Investments, at fair value	$5,824,437,232	$5,834,397,117
Receivables:
Employer contributions	9,106,572	11,772,080
Notes receivable from participants	62,762,534	55,628,085
Other receivables	12,114	309,725
Total receivables	71,881,220	67,709,890
TOTAL ASSETS	5,896,318,452	5,902,107,007
LIABILITIES
Accrued expenses	174,210	178,063
TOTAL LIABILITIES	174,210	178,063
NET ASSETS AVAILABLE FOR BENEFITS	$5,896,144,242	$5,901,928,944
The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Statement of Changes in Net Assets Available for Benefits
Year Ended May 31, 2025

2025
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$331,016,865
Interest and dividends	9,914,653
Total investment income	340,931,518
Less: Investment expenses	(1,952,588)
NET INVESTMENT INCOME	338,978,930
Interest income on notes receivable from participants	4,472,861
Contributions:
Employer	140,627,198
Participant	232,802,165
Rollover	16,883,571
Other receipts (disbursements), net	923,831
Total contributions	391,236,765
TOTAL ADDITIONS	734,688,556
DEDUCTIONS
Benefits paid to participants	(740,324,497)
Administrative expenses	(148,761)
TOTAL DEDUCTIONS	(740,473,258)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(5,784,702)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,901,928,944
End of year	$5,896,144,242
The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Notes to Financial Statements
May 31, 2025 and 2024

1.Description of the Plan
The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established to provide for the retirement income requirements of and sharing in NIKE, Inc. (the “Company”) profits by eligible employees of the Company and a retirement savings program for the eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Retirement Investment Committee and the Senior Director, Global Benefits of the Company, as appointed by the NIKE, Inc. Board of Directors.
The Northern Trust Company (“Northern Trust” or the “Trustee”) is the trustee and Fidelity Workplace Services, LLC (“Fidelity” or the “record keeper”) is the record keeper of the Plan. Self-directed brokerage account assets are held in the custody of Fidelity Management Trust Company (the “Custodian”). The Plan’s investment decisions are overseen by the Retirement Investment Committee. Members of the Retirement Investment Committee are appointed by the Board of Directors of the Company.
Eligibility
All employees, except those barred by specific scenarios disclosed within the Plan, are eligible to participate in the 401(k) portion of the Plan on the first day of employment, and receive related matching contributions. These eligible employees may receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service if they are employed by the Company on the last day of the Plan year.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Notes to Financial Statements
May 31, 2025 and 2024

Contributions
Participants may contribute on a pre-tax and Roth basis up to 75 percent of their eligible annual compensation to the Plan, subject to annual individual deferral limitations under the United States Internal Revenue Code ("IRC"). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans as well as after-tax contributions up to 3 percent of their annual compensation to the Plan. Additionally, the Company will match participant pre-tax and Roth contributions at a rate of 100 percent of the first 5 percent of the participant’s eligible pay that is contributed to their account.
The Company match follows participants’ fund selections. One of the available investment choices is the NIKE stock fund. No more than 10 percent of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase the NIKE stock fund if the percentage of their account balance invested in the NIKE stock fund is less than or equal to 20 percent. Transfers out of the NIKE stock fund are permitted at any time.
Investments held by the Plan on behalf of participants are participant-directed, meaning that the individual participant selects the investments for his or her individual account.
Participant Accounts
Separate individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.
The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.
Vesting
Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company’s contributions into the profit sharing portion of the Plan vest at 25 percent per year after completing two years of service, and vests 25 percent for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.
Forfeitures
Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants at the Company’s discretion. During the year ended May 31, 2025, $11,000 of profit sharing forfeitures were used to reduce employer contributions. At May 31, 2025 and 2024, accumulated profit sharing forfeitures totaled $7,702,789 and $8,126,923, respectively.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Notes to Financial Statements
May 31, 2025 and 2024

Notes Receivable from Participants
Participants may borrow a portion of their elective and rollover contributions by applying to the Plan’s record keeper. Participants may borrow from their accounts amounts equal to the lesser of 50 percent of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments ranges up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through bi-weekly payroll deductions.
Benefit Payments
Upon termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.
Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified account. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan. Participants may apply to the Plan’s record keeper to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2.Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. See Note 3 for further discussion of fair value measurements.
Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Notes to Financial Statements
May 31, 2025 and 2024

Benefits Payable
Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2025 and 2024, there were $2,472,090 and $1,624,527, respectively, payable to participants. See Note 6.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are in net investment income as a separate line item in the Statement of Changes in Net Assets Available for Benefits. The Plan pays for participant maintenance fees, communications fees, and fees for participant transactions and projects.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, including estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan offers investments in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.
Subsequent Events
On June 1, 2025, the Plan was amended and restated to update the official name from 'The 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.' to 'The NIKE, Inc. 401(k) Plan.'

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Notes to Financial Statements
May 31, 2025 and 2024

3.Fair Value Measurement
The Plan measures investments at fair value on a recurring basis. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:
•Level 1: Quoted prices in active markets for identical assets or liabilities.
•Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active. As of May 31, 2025 and 2024, the Plan did not hold any financial instruments categorized as Level 2.
•Level 3: Unobservable inputs with little or no market data available, which require the Plan to develop its own assumptions. As of May 31, 2025 and 2024, the Plan did not hold any financial instruments categorized as Level 3.
The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2025 and 2024.
Common Stocks: Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sales price.
Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in publicly traded registered investment companies. Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by the fund sponsor. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. In the event the Plan were to initiate a full redemption of the collective trust funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no significant redemption restrictions or unfunded commitments on these investments. These investments are direct filing entities.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Notes to Financial Statements
May 31, 2025 and 2024

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of May 31, 2025 and 2024:

As of May 31, 2025
	Level 1	Level 2	Level 3	Total
Common Stock	$353,489,573	$—	$—	$353,489,573
Self-directed brokerage accounts	329,355,472	—	—	329,355,472
	682,845,045	—	—	682,845,045
Collective trust fund measured at net asset value (a)				5,141,592,187
Total investments at fair value				$5,824,437,232

As of May 31, 2024
	Level 1	Level 2	Level 3	Total
Common Stock	$632,517,069	$—	$—	$632,517,069
Self-directed brokerage accounts	303,720,343	—	—	303,720,343
	936,237,412	—	—	936,237,412
Collective trust fund measured at net asset value (a)				4,898,159,705
Total investments at fair value				$5,834,397,117

(a)Collective trust funds measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Notes to Financial Statements
May 31, 2025 and 2024

4.Party-in-Interest and Related Party Transactions
The Plan’s investments represent funds invested in or maintained by the Trustee and Custodian and therefore these transactions represent exempt party-in-interest transactions. Certain expenses of the Plan are paid to service providers who may be considered parties-in-interest as defined by ERISA. Notes receivable from participants also qualify as party-in-interest transactions. Certain investments of the Plan are managed by Blackrock, which provides investment management services to the Plan. Blackrock is an owner of NIKE common stock.
A portion of the Plan’s assets are invested in shares of Company common stock. For the year ended May 31, 2025, the Plan purchased 234,969 shares of NIKE, Inc. Class B common stock at a cost of $17,152,269, and the Plan sold 581,581 shares of NIKE, Inc. Class B common stock with proceeds of $45,297,904. At May 31, 2025 and 2024, the Plan held $353,489,573 (5,834,124 shares) and $632,517,069 (6,654,572 shares), respectively, of NIKE, Inc. Class B common stock. Common stock held by the Plan was approximately 6 and 11 percent of investments held as of May 31, 2025 and 2024, respectively. During the year ended May 31, 2025, the Plan had dividend income on shares of the Company's common stock of $9,544,367.
For the years ended May 31, 2025 and 2024, the Plan received a service credit of $100,000 allocated based upon assets in the plan, to offset the cost of record keeper provided services only. The amount is non-transferable and cannot be allocated to participant accounts.

5.Plan Tax Status
The United States Internal Revenue Service has determined and informed the Plan by letter dated December 16, 2013 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per the financial statements	$5,896,144,242	$5,901,928,944
Benefits payable	(2,472,090)	(1,624,527)
Net assets available for benefits per Form 5500	$5,893,672,152	$5,900,304,417
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended May 31, 2025:

2025
Net decrease in net assets per the financial statements	$(5,784,702)
Benefits payable at May 31, 2025	(2,472,090)
Benefits payable at May 31, 2024	1,624,527
Net decrease in net assets per Form 5500	$(6,632,265)

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Schedule G, Part III - Schedule of Nonexempt Transactions
For the Year Ended May 31, 2025
EIN 93-0584541
Plan 001

(a) Identity of Party Involved	(b) Relationship to plan, employer, or other party-in-interest
Nike, Inc.	Plan sponsor

(c) Description of transactions including maturity date, rate of interest, par or maturity value
On May 15, 2025, expenses of $26,784.10 of the Plan sponsor were improperly paid by the Plan. During the same calendar year, the Plan sponsor reimbursed the Plan for these expenses, plus earnings.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
—	$27,371.61	—	—

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$26,784.10	$27,371.61	$587.51

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of May 31, 2025
EIN 93-0584541
Plan 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investments	(d) Cost (1)	(e) Current Value
*	Self-directed Brokerage Accounts	Registered investment companies		$329,355,472
*	NIKE, Inc., Class B Common Stock	Common stock		$353,489,573
*	MFO BLACKROCK INSTL TR CO N A INVT FDS FOR E MSCI ACWI EX-US IMI INDEX FD F	Collective trust fund		$133,171,138
*	MFO BLACKROCK EXTD EQTY MKT FD F	Collective trust fund		$154,672,298
*	MFO BLACKROCK LIFEPATH INDEX 2030 FUND F	Collective trust fund		$476,085,823
*	MFO BLACKROCK LIFEPATH INDEX 2035 FUND F	Collective trust fund		$713,826,327
*	MFO BLACKROCK LIFEPATH INDEX 2040 FUND F	Collective trust fund		$670,549,165
*	MFO BLACKROCK LIFEPATH INDEX 2045 FUND F	Collective trust fund		$675,825,162
*	MFO BLACKROCK LIFEPATH INDEX 2050 FUND F	Collective trust fund		$611,760,279
*	MFO BLACKROCK LIFEPATH INDEX 2055 FUND F	Collective trust fund		$378,373,066
*	MFO BLACKROCK LIFEPATH INDEX 2060 FUND F	Collective trust fund		$135,033,807
*	MFO BLACKROCK LIFEPATH INDEX 2065 FUND F	Collective trust fund		$65,366,878
*	MFO BLACKROCK LIFEPATH INDEX 2070 FUND F	Collective trust fund		$695,954
*	MFO BLACKROCK US DEBT INDEX F	Collective trust fund		$79,322,229
*	MFO LIFEPATH INDEX RETIREMENT FUND F	Collective trust fund		$315,645,807
*	MFO EQUITY INDEX FUND F	Collective trust fund		$522,848,381
	MFO MORELY STABLE VALUE FUND	Collective trust fund		$193,112,794
*	NT COLLECTIVE GOVT SHORT TERM INVT FD	Collective trust fund		$15,303,077
		Total investments		$5,824,437,232

*	Notes Receivable from Participants	Maturities through November 2036 Interest Rate: 4.25 percent -10.50 percent		$62,762,534
*Party-in-interest.
(1)Cost information is not required for participant directed assets.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Date: November 21, 2025	By:	/s/ David Gibb
David Gibb Senior Director, Global Benefits